PRICING TERM SHEET Dated April 28, 2010	FILE NO. 333-166300 FILED PURSUANT TO RULE 433
Concurrent Offerings of:
255,000,000 Shares of Common Stock, par value $1.00 per share by Synovus Financial Corp. (the “Common Stock Offering”),
and
12,000,000 8.25% tMEDS
(the “tMEDS Offering”)
_______________________
The information in this pricing term sheet relates only to the Common Stock Offering and the tMEDS Offering and should be read together with (i) the preliminary prospectuses dated April 26, 2010 relating to the tMEDS Offering and the Common Stock Offering, including the documents incorporated by reference therein and (ii) the base prospectus dated April 26, 2010, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-166300. Terms used but not defined herein have the meanings ascribed to them in the applicable preliminary prospectus.
_______________________

Company:	Synovus Financial Corp.

Company Stock Ticker:	New York Stock Exchange “SNV”

Trade Date:	April 28, 2010

Closing Price on April 28, 2010:	$3.18

Settlement Date:	May 4, 2010

Common Stock Offering

Title of Securities:	Common stock, par value $1.00 per share of the Company

Shares Offered:	255,000,000 (or a total of 293,250,000 if the underwriters exercise their over-allotment option to purchase up to 38,250,000 additional shares of the Company’s common stock in full).

Common Stock Public Offering Price:	$2.75 per share / $701.25 million total (excluding the underwriters’ over-allotment option to purchase from the Company up to 38,250,000 additional shares of the Company’s common stock).

Underwriting Discounts and Commissions:	$0.12375 per share / approximately $31.56 million total (excluding the underwriters’ over-allotment option to purchase from the Company up to 38,250,000 additional shares of the Company’s common stock).

Estimated Net Proceeds to the Company from the Common Stock Offering:	The net proceeds from the sale of common stock in the Common Stock Offering will be approximately $669.69 million (or approximately $770.15 million if the underwriters exercise their over-allotment option to purchase up to 38,250,000 additional shares of the Company’s common stock in full), after deducting the underwriters’ discount payable by the Company but before the Company’s offering expenses.

Concessions:	The Company has been advised by the representative for the underwriters that the underwriters propose to offer part of the Common Stock directly to the public at the Common Stock Public Offering Price set forth above and part to certain dealers at the Common Stock Public Offering Price less a selling concession not to exceed $0.07425 per share of Common Stock.

Sole Book-Running Manager:	J.P. Morgan Securities Inc.

Co-Managers:	KKR Capital Markets LLC and Sandler O’Neill + Partners, L.P.

tMEDS Offering

Title of Securities:	Tangible Equity Units (“tMEDS”)

Stated Amount:	Each tMEDS has a stated amount of $25

Number of tMEDS Offered:	12,000,000 (or 13,800,000 if the underwriter exercises its over-allotment option to purchase up to 1,800,000 additional tMEDS in full)

Composition of tMEDS:	Each tMEDS is a unit composed of a prepaid stock purchase contract (each, a “Purchase Contract”) and a junior subordinated amortizing note issued by the Company (each, an “Amortizing Note”), which has an initial principal amount of $5.098197 per Amortizing Note, bears interest at a rate of 13.00% per annum and has a scheduled final installment payment date of May 15, 2013.

Aggregate Principal Amount of Amortizing Notes:	$61,178,364

Reference Price:	$2.75 (which is the Common Stock Public Offering Price)

Threshold Appreciation Price:	$3.30 (which represents appreciation of approximately 20% over the Reference Price)

Initial Minimum Settlement Rate:	7.5758 shares of the Company’s common stock (subject to adjustment)

Initial Maximum Settlement Rate:	9.0909 shares of the Company’s common stock (subject to adjustment)

Payments on the Amortizing Notes:	The Amortizing Notes will pay holders quarterly installments per Amortizing Note in the amounts and at the times as set forth on the below amortization schedule, which in the aggregate will be equivalent to a 8.25% cash payment per year with respect to each $25 Stated Amount of tMEDS. Each installment will constitute a payment of interest (at a rate of 13% per annum) and a partial repayment of principal on the Amortizing Note, allocated as set forth on the following amortization schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest
August 15, 2010	$0.392703	$0.185943
November 15, 2010	$0.362696	$0.152929
February 15, 2011	$0.374484	$0.141141
May 15, 2011	$0.386655	$0.128970
August 15, 2011	$0.399221	$0.116404
November 15, 2011	$0.412196	$0.103429
February 15, 2012	$0.425592	$0.090033
May 15, 2012	$0.439424	$0.076201
August 15, 2012	$0.453705	$0.061920
November 15, 2012	$0.468451	$0.047174
February 15, 2013	$0.483675	$0.031950
May 15, 2013	$0.499395	$0.016230

For the avoidance of doubt and notwithstanding anything to the contrary in the preliminary prospectus supplement for the tMEDS, the first installment payment for the Amortizing Notes, payable on August 15, 2010, shall be equal to $0.578646 per Amortizing Note.

tMEDS Public Offering Price:	$25 per tMEDS / $300 million total (excluding the underwriter’s over-allotment option to purchase from the Company up to 1,800,000 additional tMEDS).

Underwriting Discount:	$0.75 per tMEDS / $9 million total (excluding the underwriter’s over-allotment option to purchase from the Company up to 1,800,000 additional tMEDS).

Estimated Net Proceeds to the Company from the tMEDS Offering:	The net proceeds from the sale of tMEDS in the tMEDS Offering will be $291 million (or approximately $334.65 million if the underwriter exercises its over-allotment option to purchase up to 1,800,000 additional tMEDS in full), after deducting the underwriter’s discount payable by the Company but before offering expenses payable by the Company.

Concessions and Discounts:	The Company has been advised by the underwriter that it proposes to offer the tMEDS directly to the public at the tMEDS Public Offering Price and to certain dealers at the tMEDS Public Offering Price less a concession of $0.45 for each tMEDS.

Sole Book-Running Manager:	J.P. Morgan Securities Inc.

Listing:	The Company will apply to list the tMEDS on the New York Stock Exchange under the symbol “SNV PR T,” and, if approved for listing, the Company expects trading on the New York Stock Exchange to begin within 30 days after the tMEDS are first issued.

CUSIP for the tMEDS:	87161C 204

ISIN for the tMEDS:	US87161C2044

CUSIP for the Purchase Contracts:	87161C 121

ISIN for the Purchase Contracts:	US87161C1210

CUSIP for the Amortizing Notes:	87161C 303

ISIN for the Amortizing Notes:	US87161C3034

Fair Market Value of tMEDS:	The Company has determined that the fair market value of each Amortizing Note is $5.098197 and the fair market value of each Purchase Contact is $19.901803.

Early Settlement Upon a Fundamental Change:	The following table sets forth the fundamental change early settlement rate per Purchase Contract for each stock price and effective date set forth below:

	Effective Date
	May 4,	May 15,	May 15,	May 15,
Stock Price	2010	2011	2012	2013
$1.00	7.5765	7.9973	8.5831	9.0909
$1.25	7.5842	7.9929	8.5466	9.0909
$1.50	7.5900	7.9585	8.4697	9.0909
$1.75	7.5892	7.9140	8.3746	9.0909
$2.00	7.5848	7.8682	8.2750	9.0909
$2.25	7.5802	7.8250	8.1789	9.0909
$2.50	7.5770	7.7859	8.0902	9.0909
$2.75	7.5728	7.7513	8.0108	9.0909
$3.00	7.5728	7.7212	7.9410	8.3333
$3.25	7.5728	7.6952	7.8806	7.6923
$3.30	7.5728	7.6905	7.8696	7.5758
$3.50	7.5728	7.6729	7.8288	7.5758

$3.75	7.5728	7.6540	7.7846	7.5758
$4.00	7.5728	7.6380	7.7473	7.5758
$4.25	7.5728	7.6245	7.7157	7.5758
$4.50	7.5728	7.6132	7.6893	7.5758
$4.75	7.5728	7.6040	7.6671	7.5758
$5.00	7.5728	7.5965	7.6486	7.5758
The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;
•	if the stock price is greater than $5.00 per share (subject to adjustment in the same manner as the stock prices set forth in the table above), the fundamental change early settlement rate will be the Minimum Settlement Rate; or
•	if the stock price is less than $1.00 per share (subject to adjustment in the same manner as the stock prices set forth in the table above), the “minimum stock price,” the fundamental change early settlement rate will be determined as if the stock price equaled the minimum stock price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two dates in the table.
The maximum number of shares of Common Stock deliverable under a Purchase Contract is 9.0909, subject to adjustment in the same manner as the fixed settlement rates as set forth in the preliminary prospectus under “Description of the purchase contracts—Adjustments to the fixed settlement rates.”
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Synovus Financial Corp. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the Common Stock Offering and tMEDS Offering. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement and other documents Synovus has filed with the SEC for more complete information about Synovus and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Synovus, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling toll-free 1-866-430-0686.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.
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